Exhibit 99.3

Dear Investor,

I am pleased to report that the company’s performance in Q2 has exceeded our own estimates by a considerable margin. Revenue for the quarter was Rs.598.49 crore, an increase of 6.94% over Q1, and well above our forecast of Rs.563 crore to Rs.568 crore. EPS from operations for Q2 increased to Rs.4.25, up 10.06% from Q1 and much beyond our guidance of Rs.3.81 to Rs.3.86. We also had a net income of Rs.13.87 crore from sale of 3% stake in Sify making a total EPS of Rs.4.69* for the quarter.

The sequential revenue growth of 9.36% in US$ terms in Q2 was the highest in the last ten quarters and was spread across all major verticals as well as the various technology segments. Besides the evident demand growth in offshore outsourcing, this has principally come about as a result of our investments in strengthening relationship management, as also our high quality and diversified customer base. Packaged software business, which now accounts for a quarter of the revenue, showed a strong sequential growth of 15.54% reinforcing our leadership position in this space.

We added 27 new customers in this quarter including 5 Fortune 500 customers. The number of customers with an annual run rate of a million dollars has increased from 64 in Q1 to 72 in Q2. On the back of continuing traction with our existing customers, we are increasing our annual revenue and EPS growth forecast. Revenue growth for the year in US$ terms is expected to be between 26% and 28%, up from 18% to 20% earlier. On the EPS front, the revised range stands at Rs.16.69* to Rs.16.94*, up from Rs.15.65 to Rs.16.00. In order to achieve this growth and to prepare for the coming year, our net addition of employees in the current financial year is expected to be 3000 compared to 1500 indicated earlier.

Prices are progressing towards stability. The main issues, which continue to engage us, relate to attrition, cost management and unabated appreciation of the rupee. These will have some effect on near term margins. Even so, we have decided to enhance associate salaries selectively, based on performance, effective October 1, 2003.

Looking at the long term, revival of growth in technology spending seems to be on the cards based on early indicators. This, together with the increasing adoption of offshore outsourcing by global customers and the preeminence of leading Indian IT services companies in this space, will ensure high growth opportunities in the coming years. To capitalize on this growth, Satyam is investing in customer relationship management, domain competency, breadth and depth of service offerings, increasing global presence and brand building. Our emphasis in these endeavors is to enhance our competitiveness vis-à-vis leading global players while reinforcing our strong delivery capabilities and quality processes. These initiatives would further strengthen and derisk our already robust business model.

On Nipuna, I am happy to report continuing progress on every front viz. customer additions, transition from pilots to full engagements, higher employee count and the receipt of the first tranche of $10 mn. investment from Olympus Capital and Intel Capital.

B.     Ramalinga Raju

Satyam Computer Services Limited

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Financial Highlights - Indian GAAP

Turnover & Profit

Increase over same quarter of last year

		Q2(2003-04)		Q2(2002-03)	% increase

Total Income	(Rs. mn.)	6,360.77		5,050.51	25.94
	(US$ mn.)	138.22		103.90	33.03
Software Revenues	(Rs. mn.)	5,984.91		4,991.37	19.91
	(US$ mn.)	130.05		102.68	26.65
Net Profit	(Rs. mn.)	1,475.88	*	1,189.07	24.12
	(US$ mn.)	32.07		24.46	31.11
Operating Margins		27.83%		31.23%

Increase over consecutive quarters

		Q2(2003-04)		Q1(2002-03)	% increase

Total Income	(Rs. mn.)	6,360.77		5,703.50	11.52
	(US$ mn.)	138.22		121.20	14.04
Software Revenues	(Rs. mn.)	5,984.91		5,596.53	6.94
	(US$ mn.)	130.05		118.92	9.36
Net Profit	(Rs. mn.)	1,475.88	*	1,214.93	21.48
	(US$ mn.)	32.07		25.82	24.22
Operating Margins		27.83%		29.02%

Half year figures

		Half year	Half year
		(2003-04)	(2002-03)	% increase

Total Income	(Rs. mn.)	12.064.26	9,765.32	23.54
	(US$ mn.)	259.33	200.19	29.54
Software Revenues	(Rs. mn.)	11,581.44	9,629.53	20.27
	(US$ mn.)	248.96	197.41	26.11
Net Profit	(Rs. mn.)	2,690.81 *	2,273.52	18.35
	(US$ mn.)	57.84	46.61	24.10
Operating Margins		28.41%	31.07%

*     Including profit of Rs.13.87 crore (US$ 3.01 mn.) from sale of stake in Sify

The audited results of Satyam Computer Services Ltd. (Satyam) for the quarter ended September 30, 2003 (Q2) were approved in the Board Meeting held on October 23, 2003.

•	For Q2, Satyam announced a total income of Rs.636.08 crore (US$138.22 mn.).

•	The net profit for Q2 was Rs. 147.59 crore (US$32.07 mn.), including profit of Rs.13.87 crore (US$3.01 mn.) from sale of 3% stake in Sify Ltd. Consequently, EPS for Q2 was Rs.4.69* on par value of Rs.2 per share.

•	For the six months ended September 30, 2003, Satyam recorded a total income of Rs.1206.43 crore and a net profit of Rs.269.08* crore.

•	The Board of Directors have declared an interim dividend of Rs.1.20 (60% on an equity share of par value of Rs.2 each).

Q2: Performance Against Guidance

	Projected	Actuals
Parameters	Rs. in crore	Rs. in crore

Income from Software Services	563-568	598.49
EPS	3.81-3.86	4.69 *

Satyam Computer Services Limited

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Financial Highlights - US GAAP

Satyam Computer Services Ltd. has announced that the unaudited results under the US GAAP for the quarter ended September 30, 2003 (Q2) were approved in the Board Meeting held on October 23, 2003.

•	Revenue for Q2 was US$ 131.78 mn., a 13.30% increase from US$ 116.30 mn. in the corresponding quarter of financial year 2002-03.

•	Revenue for Q2 was up 8.41% sequentially.

•	Net income for Q2 was US$ 29.56 mn. a 123.67% increase from US$ 13.22 mn. in the corresponding quarter of financial year 2002-03.

The difference in the net income recorded for the quarter between Indian and US GAAP is primarily explained by

1.	Losses incurred by Subsidiaries, Joint Ventures and Associate Companies of US$ 1.95 mn.

2.	Amortisation of deferred stock compensation of US$ 0.35 mn.

3.	Profit recognition difference on Sify stake sale between US GAAP & Indian GAAP of US$ 1.21 mn.

Business Outlook**

Satyam’s outlook for the quarter ending December 31, 2003 is as follows:

Income from software services is expected to be between Rs.620 crore and Rs.630 crore and EPS for the quarter is expected to be between Rs.4.05 and Rs.4.15.

Satyam’s outlook for the fiscal year ending March 31, 2004 is as follows:

For fiscal 2004 income from software services is expected to grow between 26% and 28% in US$ terms. Accordingly, income from software services is expected to be between Rs. 2,416 crore and Rs.2,454 crore and EPS for the fiscal is expected to be between Rs.16.69 and Rs.16.94, including Rs.0.44 per share due to profit on sale of our stake in Sify Ltd.

**     Outlook is based on an exchange rate of Rs.45.30/$

Subsidiaries, Joint Ventures and Associated Companies

Subsidiaries

Satyam Manufacturing Technologies Inc. (SMTI), a 100% subsidiary of Satyam, recorded revenue of US$0.17 mn. and a net loss of US$0.03 mn. for the quarter ended September 30, 2003.

Satyam Computer Services (Shanghai) Company Limited, Satyam’s 100% subsidiary in China, recorded a revenue of 2.27 mn. CNY (US$0.27 mn.) and a net loss of 0.12 mn. CNY (US$0.01 mn.) for the quarter ended September 30, 2003.

Satyam’s BPO subsidiary Nipuna Services Limited recorded a revenue of Rs.2.10 crore (US$0.46 mn.) and a net loss of Rs.4.04 crore (US$0.88 mn.) for Q2.

Joint Ventures

CA Satyam ASP Pvt. Ltd., a joint venture between Satyam and Computer Associates, recorded revenue of Rs.0.89 crore (US$0.19 mn.) and a net loss of Rs.0.37 crore (US$0.08 mn.) for Q2.

Satyam Venture Engineering Services, a joint venture between Satyam and Venture Corporation, US earned a revenue of Rs.13.37 crore (US$2.90 mn.) and a net profit of Rs.0.72 crore (US$0.16 mn.) for Q2.

Associate Company

Sify Ltd.’s (Sify) revenue for Q2 at US$14.50 mn. was 43% higher than same quarter last year and 10.50% higher sequentially. Sify recorded a net loss of US$1.85 mn., while cash loss for the quarter was US$0.34 mn. Cash burn during the quarter was US$0.90 mn. Cash balance at the end of the quarter was US$29 mn.

Satyam Computer Services Limited

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Business Highlights

New Customer Acquisitions

Satyam acquired 27 new customers in Q2 as compared to 22 in Q1. The company expanded its list of Fortune 500 customers to 87 with the addition of 5 names in Q2.

A Fortune 500 European food major has sought to leverage Satyam’s enterprise expertise in SAP for its global business improvement program. This association strengthens Satyam’s presence in the global FMCG industry. Satyam shall be assisting a prominent engines and power generation equipment manufacturer in its initiative to bring about a substantial improvement in the quality and cost of its engineering services. Other additions in the manufacturing line of business included a leading manufacturer of air conditioning and building equipment systems and a pioneer in home comfort products, both based in the US.

A technology subsidiary of a global financial services and insurance company has signed Satyam as the exclusive service provider for product development and all support functions. Other additions in the financial services space include a leading Swiss insurance company and a UK-based financial group having a large network of licensed commercial banks.

Three new prestigious additions from the retail sector are a Fortune 500 food company, a well known US drugstore chain and a speciality retailer having a network of discount super stores. These additions have strengthened Satyam’s presence in the US-based retail and food chains.

Satyam’s Solutions - Giving Customers the Competitive Edge

Satyam, in partnership with two other leading vendors, has won an industry leading project from a Fortune 500 securities company to be executed over the next 6 years across 45 countries. This project would enable the customer to meet the regulatory demands and promises industry wide application.

Satyam is partnering with a leading European automotive parts manufacturer to work in emerging areas such as tablet PCs for automotive diagnostics. For a leading US automobile manufacturer, Satyam is engaged in solution architecting voice-enabled services. These innovative service offerings are intended to help the customer retain and expand its client base.

A global engineering major has engaged Satyam for carrying out enterprise-wide SAP upgrade and integration for achieving improvement in operational efficiency.

Satyam identifies SAP upgrade solutions as a focussed line of services and has launched its SAP Upgrade Roadmap for Enterprise (SURE) Services. This initiative is aimed at reducing upgrade costs and risks, and accelerating the upgrade process for customers. Besides creating a dedicated team of professionals to address this huge market potential, Satyam has also invested in developing its own proprietary tools and framework to have a clear differentiation.

Satyam’s leadership position in the enterprise area and a wide customer base will ensure good traction for this offering.

The execution of advanced logistics management solutions developed by Satyam at Konsortium Logistik Bhd (KLB), Malaysia, one of the biggest logistics services providers in ASEAN region, has enabled the customer to provide cost effective business capabilities and benefits to its clients across multiple industries.

Satyam assisted a large US-based semi conductor company in product feature enhancement and enabled the customer to release the product well ahead of time. The customer’s strong reference has put Satyam in sight of further opportunities in this space.

Satyam Computer Services Limited

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Software Architecture and Quality Summits

During the quarter, Satyam held two highly participative global summits, the first on software architecture and the second on quality processes.

In each case, participants shared best practices and methodologies that were adopted in their respective areas to delight customers. The summits also focused on achieving higher process maturity and competency enhancement. Six Sigma based improvement was a recurring theme during the summits.

Sify - Unlocking Value

During the quarter, Satyam completed the sale of one million equity shares in Sify Ltd. through the latter’s sponsored ADS program. The gross sale proceeds from the sale of 3% stake in Sify was US$4.35 mn. Consequent to this sale, Satyam’s stake in Sify stands reduced to 32.1% from 35%.

Together with the earlier proceeds of US$50 mn. in September 2000 from sale of 1.6% stake in Sify to GSIC, Singapore, Satyam has so far realised US$54.35 mn. against its initial investment of US$5 mn. in the company.

With Sify clearly in sight of break even and profitability, Satyam’s residual stake of 32.10% in the company represents substantial shareholder value.

Nipuna Services Limited

At the end of Q2, Nipuna had 212 employees serving six customers.

Nipuna added a leading provider of hardware and software solutions in the financial services space to its customer list during the quarter. For this customer, the company shall be providing technical helpdesk services.

Nipuna has successfully transitioned pilot projects to full service engagements with all existing customers. In a number of instances, customers have shown interest to outsource business processes related to other functions also, which augurs well for the company.

As announced earlier, Olympus Capital Holdings Asia and Intel Capital Corporation have invested US$10 mn. in Nipuna. A similar amount will be invested in the second phase, which is expected to close by December 2003, making a total investment of US$20 mn.

Olympus Capital will appoint Mr. Dilip Kothari, an Olympus Managing Director based in Singapore, to the Board to help Nipuna develop financial services customer opportunities. Mr. Kothari has substantial executive operating experience with global financial institutions including Citibank and HSBC.

Satyam Computer Services Limited

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Operational Parameters for Q2, fiscal 2004

Analysis of Revenue Growth (in %)

Particulars	Q2 2004	Q1 2004	Q2 2003	FY 2003

Increase / (Decrease) in revenue in US$ terms	9.36	5.55	8.39	15.12
Increase / (Decrease) in revenue due to change in:
- Volume (Hours billed)	9.87	6.24	8.93	22.79
- Billing rate	(0.51)	(0.68)	(0.54)	(7.66)
- US$ exchange rate	(2.42)	(1.62)	(0.77)	1.71
Increase / (Decrease) in revenue in Rupee terms	6.94	3.94	7.62	16.84

Utilisation / Loading rates (in %)

Particulars	Q2 2004	Q1 2004	Q2 2003	FY 2003

Onsite	96.04	95.99	98.00	97.12
Offshore	78.02	77.48	74.25	75.12
Domestic	84.17	78.75	88.49	76.33
Offshore with trainees	73.86	74.29	74.25	74.57

Break up of export revenue between offshore and onsite (%)

Location	Q2 2004	Q1 2004	Q2 2003	FY 2003

Onsite	57.05	54.91	52.96	53.11
Offshore	42.95	45.09	47.04	46.89
Total	100.00	100.00	100.00	100.00

Revenue by region (%)

Region	Q2 2004	Q1 2004	Q2 2003	FY 2003

North America	74.83	77.13	75.37	76.89
Japan	2.70	1.71	2.17	2.42
Europe	12.51	12.91	13.92	12.41
Rest of the World	9.96	8.25	8.54	8.28
Total	100.00	100.00	100.00	100.00

Revenue Contribution (%)

Revenues from	Q2 2004	Q1 2004	Q2 2003	FY 2003

Top client	16.96	15.22	17.85	17.53
Top 5 clients	39.69	37.06	40.67	40.37
Top 10 clients	52.04	51.29	53.89	53.04

Revenue by technology (%)

Technology	Q2 2004	Q1 2004	Q2 2003	FY 2003

Software Design and Development	48.16	48.94	49.22	49.11
Software Maintenance	24.45	26.65	26.67	26.61
Packaged Software Implementation	24.54	23.18	21.41	21.33
Engineering Design Services	2.85	1.23	2.70	2.95
Total	100.00	100.00	100.00	100.00

Satyam Computer Services Limited

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Operational Parameters for Q2, Fiscal 2004 (contd.)

Revenue by line of business (%)

Line of Business	Q2 2004	Q1 2004	Q2 2003	FY 2003

Banking & Finance	19.65	20.77	21.44	22.33
Insurance	13.77	13.66	13.05	14.77
Manufacturing	31.37	31.75	34.95	32.96
Telecommunication	11.51	10.79	11.42	9.95
Healthcare	6.83	6.65	3.25	3.49
Others	16.87	16.38	15.89	16.50
Total	100.00	100.00	100.00	100.00

Revenue by contract type (%)

Contract	Q2 2004	Q1 2004	Q2 2003	FY 2003

Time & Material	68.76	70.93	70.84	71.53
Fixed Bid	31.24	29.07	29.16	28.47
Total	100.00	100.00	100.00	100.00

Changes in billing rates (%)

	For the Quarter

Particulars	Sequential	Year on Year

Onsite	(0.61)	(1.85)
Offshore	(0.31)	(0.91)
Domestic	(0.16)	(2.56)

Location-wise break up of employees

Particulars	Q2 2004	Q1 2004	Q2 2003

Onsite	3,174	2,655	2,160
Offshore	7,072	6,831	5,769
Domestic	201	351	301
Total Technical	10,447	9,837	8,230
Support	803	755	723
Total	11,250	10,592	8,953

Customer Information

Particulars	Q2 2004	Q1 2004	Q2 2003

New customers added	27	22	23
Number of active customers	294	289	266

Revenue from existing business and new business (%)

	Q2 2004	Q1 2004	Q2 2003

Existing business	92.07	91.10	78.88
New business	7.93	8.90	21.12
Total	100.00	100.00	100.00

Satyam Computer Services Limited

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About Satyam Computer Services Ltd.

Satyam Computer Services Ltd. (NYSE: SAY), a diverse end-to-end IT solutions provider, offers a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 11,000 highly skilled professionals in Satyam work onsite, offshore or offsite, to provide customized IT solutions for companies in several industry sectors.

Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam development centers in India, the USA, the UK, Middle East, Malaysia, Singapore, China, Japan and Australia serve over 290 global companies, of which more than 80 are Fortune 500 corporations. The Satyam marketing network spans 45 countries, across five continents.

For more information visit us at: www.satyam.com

Safe Harbor

This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6K concerning the fiscal quarter ended June 30, 2003 furnished to the United States Securities Exchange Commission on August 14, 2003 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov

Mayfair Centre, S.P. Road, Secunderabad 500 003. Ph: +91-40-27843222 Fax: +91-40-27840058. email: murti_t@satyam.com website: www.satyam.com

Satyam Computer Services Limited

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